Exhibit (e)(17)

RETENTION BONUS

PAYBACK AGREEMENT

Immune Design Corp. (the “Company”) recognizes the importance of your continued contributions to our efforts and, as of November 7, 2018, is offering you a retention bonus of two hundred thousand dollars ($200,000) (the “Retention Bonus”), subject to the terms and conditions outlined below. Your receipt of this Retention Bonus is expressly contingent upon the Company’s receipt of this executed Payback Agreement.

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I understand that the Company is offering me a Retention Bonus in the amount of $200,000 (less deductions and withholdings) for the specific purpose of retaining my employment. To be eligible for the Retention Bonus, I, the undersigned, hereby agree to the terms of this Payback Agreement (the “Payback Agreement”). I understand that although the Retention Bonus will be advanced/paid to me on or around November 16, 2018, it will not be earned until May 1, 2020. Therefore, if I terminate my employment for any reason (other than a Resignation for Good Reason, as defined below) or my employment is terminated by the Company for Cause before May 1, 2020 (except in either case, following a Change in Control, as referenced below), then I agree to repay to the Company 100% of the Retention Bonus advanced to me (net of withholdings), within thirty (30) days after my last day of employment. In the event that (i) my employment is terminated by the Company without Cause, (ii) I submit my Resignation for Good Reason, or (ii) the Company consummates a Change in Control, prior to May 1, 2020, then I will not be required to repay the Retention Bonus and this Payback Agreement will lapse.

As used in this Payback Agreement:

The term “Cause” means the Company’s reasonable determination that one or more of the following has occurred: (a) my unauthorized use or disclosure of the Company’s confidential information or trade secrets, (b) my material breach of any agreement between me and the Company, including this Payback Agreement, resulting in material harm to the Company, (c) my failure to comply with the Company’s written policies or rules resulting in material harm to the Company, (d) my arrest for, prosecution for or conviction of, or my plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) my negligence or willful misconduct resulting in material harm to the Company, (f) my continuing failure to perform assigned duties after receiving written notification of the failure from the Company’s CEO and my failure to cure such failure within thirty (30) days following receipt of such notice, or (g) my failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested my cooperation without prejudice or personal liability to me.

The term “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of: (a) any merger, acquisition, consolidation or similar transaction involving the Company if, immediately following the such transaction, the stockholders of the Company immediately prior to the transaction do not own, directly or indirectly, voting securities representing more than fifty percent (50%) of the combined voting power of the surviving entity or the parent of the surviving entity; (b) any natural person, entity or group within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended, becomes the owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; (c) sale of all or substantially all of the assets of the Company to another entity, except where more than fifty percent (50%) of the voting securities of such entity are owned by stockholders of the Company in substantially the same proportion as their ownership of the Company; or (d) the Board or stockholders of the Company approve a plan of complete dissolution or liquidation of the Company. Notwithstanding the foregoing, the term Change in Control will not include any transaction or series of transactions effected solely for bona fide equity financing purposes, or any transaction effected solely for the purpose of changing the domicile of the Company.

The term “Resignation for Good Reason” will have the same meaning given as in the Executive Employment Agreement, dated June 23, 2014, between me and the Company.

I expressly understand and agree that I am required to sign this Payback Agreement before the Retention Bonus will be advanced to me, and that I will not earn any such Retention Bonus until May 1, 2020.

This Payback Agreement contains the complete agreement between me and the Company on this subject matter and supersedes all prior representations, statements, offers or agreements concerning the Retention Bonus.

I have carefully reviewed the terms of the Retention Bonus and the contents of this Payback Agreement and, with a full and complete understanding of its contents, voluntarily accept all its terms and conditions. I agree that I have had an opportunity to consult legal counsel regarding the meaning and significance of provisions herein, and that I have done so freely and knowingly, or have intentionally chosen not to do so.

/s/ Stephen Brady	11/28/2018
Stephen Brady	Date